SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.	FIRM/AFFILIATE OFFICES
WASHINGTON, D.C. 20005-2111
BOSTON
TEL: (202) 371-7000	CHICAGO
FAX: (202) 393-5760	HOUSTON
www.skadden.com	LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WILMINGTON

BEIJING
BRUSSELS
March 29, 2011	FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

Via EDGAR

David L. Orlic, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Mail Stop 3628

100 F. Street N.E.

Washington, D.C. 20549

RE:          Rite Aid Corporation
Schedule TO-I
Filed March 21, 2011 (File No. 5-32247)

Dear Mr. Orlic:

On behalf of Rite Aid Corporation (“Rite Aid”), set forth below is Rite Aid’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s letter to Marc A. Strassler, dated March 25, 2011 (the “Comment Letter”), regarding the above-referenced Schedule TO-I of Rite Aid.  The response references Amendment No. 1 to Schedule TO (“Amendment No. 1”), which Rite Aid filed with the Securities and Exchange Commission today.  For the convenience of the Staff, the text of the Staff’s comment is reproduced in its entirety, followed by Rite Aid’s response.

General

1.                    It appears that the only means for security holders to tender and withdraw securities are by making an online election or calling a hotline.  Please provide your analysis as to how this restriction is appropriate, taking into account the characteristics of the security holders and any other factors you believe are relevant.  Alternatively, please revise your disclosure to state that tenders and withdrawals may also be effected via the submission of paper documents and, if so, the proper method of submission (e.g., hand delivery, interoffice mail, U.S. mail, overnight delivery service, facsimile, etc.).

Rite Aid has revised the relevant disclosures, as set forth in Amendment No. 1, to provide Rite Aid associates with the option of submitting a paper election and withdrawal form via facsimile.  A copy of the form of electronic communication to eligible associates communicating this clarification and a paper election and withdrawal form for tenders and withdrawals made by facsimile are filed as exhibits to Amendment No. 1.

****

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to the undersigned at (202) 371-7233 or Derek B. Swanson at (202) 371-7313.

Sincerely,

/s/ Marc S. Gerber
Marc S. Gerber

cc: Marc A. Strassler